Crestwood to Merge into Energy Transfer August 16, 2023 Filed by Crestwood Equity Partners LP Pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Crestwood Equity Partners LP Commission File No.: 001-34664 The following presentation was posted to Crestwood Equity Partners LP’s website on August 16, 2023:

Company Information Forward-Looking Statements Contact Information Corporate Headquarters 811 Main Street Suite 3400 Houston, TX 77002 Investor Relations investorrelations@crestwoodlp.com (713) 380-3028 Forward Looking Statements This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address future business and financial events, conditions, expectations, plans or ambitions, and often include, but are not limited to, words such as “believe,” “expect,” “may,” “will,” “should,” “could,” “would,” “anticipate,” “estimate,” “intend,” “plan,” “seek,” “see,” “target” or similar expressions, or variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Energy Transfer and Crestwood, that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the completion of the proposed transaction on anticipated terms and timing, or at all, including obtaining regulatory approvals that may be required on anticipated terms and Crestwood unitholder approval; anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the merger, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; the ability of Energy Transfer and Crestwood to integrate the business successfully and to achieve anticipated synergies and value creation; potential litigation relating to the proposed transaction that could be instituted against Energy Transfer, Crestwood or the directors of their respective general partners; the risk that disruptions from the proposed transaction will harm Energy Transfer’s or Crestwood’s business, including current plans and operations and that management’s time and attention will be diverted on transaction-related issues; potential adverse reactions or changes to business relationships, including with employees suppliers, customers, competitors or credit rating agencies, resulting from the announcement or completion of the proposed transaction; rating agency actions and Energy Transfer and Crestwood’s ability to access short- and long-term debt markets on a timely and affordable basis; legislative, regulatory and economic developments, changes in local, national, or international laws, regulations, and policies affecting Energy Transfer and Crestwood; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the proposed transaction that could affect Energy Transfer’s and/or Crestwood’s financial performance and operating results; certain restrictions during the pendency of the merger that may impact Crestwood’s ability to pursue certain business opportunities or strategic transactions or otherwise operate its business; acts of terrorism or outbreak of war, hostilities, civil unrest, attacks against Energy Transfer or Crestwood, and other political or security disturbances; dilution caused by Energy Transfer’s issuance of additional units representing limited partner interests in connection with the proposed transaction; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the impacts of pandemics or other public health crises, including the effects of government responses on people and economies; changes in the supply, demand or price of oil, natural gas, and natural gas liquids; those risks described in Item 1A of Energy Transfer’s Annual Report on Form 10-K, filed with the SEC on February 17, 2023, and its subsequent Quarterly Reports on Form 10Q and Current Reports on Form 8-K; those risks described in Item 1A of Crestwood’s Annual Report on Form 10-K, filed with the SEC on February 27, 2023, and its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K; and those risks that will be more fully described in the registration statement on Form S-4 and accompanying proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement and the proxy statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Energy Transfer and Crestwood caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Neither Energy Transfer nor Crestwood assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this communication nor the continued availability of this communication in archive form on Energy Transfer’s or Crestwood’s website should be deemed to constitute an update or re-affirmation of these statements as of any future date. Non-GAAP Financial Measures This presentation includes financial measures that are not in accordance with generally accepted accounting principles (“GAAP”). While Crestwood's management believes such measures are useful for investors, they should not be used as a replacement for financial measures that are in accordance with GAAP.

Merger Disclosures Important Information about the Transaction and Where to Find It In connection with the proposed transaction between Energy Transfer LP (“Energy Transfer”) and Crestwood Equity Partners LP (“Crestwood”), Energy Transfer and Crestwood will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 filed by Energy Transfer that will include a proxy statement of Crestwood that also constitutes a prospectus of Energy Transfer. A definitive proxy statement/prospectus will be mailed to unitholders of Crestwood. This communication is not a substitute for the registration statement, proxy statement or prospectus or any other document that Energy Transfer or Crestwood (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF Energy Transfer AND CRESTWOOD ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when they become available), as well as other filings containing important information about Energy Transfer or Crestwood, without charge at the SEC’s website, at http://www.sec.gov. Copies of the documents filed with the SEC by Energy Transfer will be available free of charge on Energy Transfer’s website at www.energytransfer.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by directing a request to Investor Relations, Energy Transfer LP, 8111 Westchester Drive, Suite 600, Dallas, TX 75225, Tel. No. (214) 981-0795 or to investorrelations@energytransfer.com. Copies of the documents filed with the SEC by Crestwood will be available free of charge on Crestwood’s website at www.crestwoodlp.com under the tab “Investors” and then under the tab “SEC Filings” or by directing a request to Investor Relations, Crestwood Equity Partners LP, 811 Main Street, Suite 3400, Houston, TX 77002, Tel. No. (832) 519-2200 or to investorrelations@crestwoodlp.com. The information included on, or accessible through, Energy Transfer’s or Crestwood’s website is not incorporated by reference into this communication. Participants in the Solicitation Energy Transfer, Crestwood and the directors and certain executive officers of their respective general partners may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Crestwood’s general partner is set forth in its proxy statement for its 2023 annual meeting of unitholders, which was filed with the SEC on March 31, 2023, and in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 27, 2023. Information about the directors and executive officers of Energy Transfer’s general partner is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 17, 2023. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available. No Offer or Solicitation This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, issuance, exchange, transfer, solicitation or sale of securities in any jurisdiction in which such offer, issuance, exchange, transfer, solicitation or sale would be in contravention of applicable law. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Overview of Proposed Transaction

Overview of Merger

- Energy Transfer has executed a definitive agreement to acquire Crestwood at an ~$7.1 Bn enterprise value[(1)] in a 100% all-equity transaction based on a 2.07x exchange ratio
- ET issues ~219 million common units to fund ~$2.7 Bn of equity value[(1)]
- ET rolls over CEQP's ~$2.85 Bn of long-term bonds
- Assumes expected cost synergies of ~$40 MM per year, representing ~13% of CEQP's 2022 operating & corporate expenses excluding unit-based compensation
  - 50% realized in year one (2024E), and 100% realized after year one (2025E+)
- The transaction is expected to close in the fourth quarter of 2023, subject to the approval of Crestwood's unitholders, regulatory approval and other customary closing conditions

Transaction Illustration


Public and Insiders
Preferred Units
105,242,300 common units(2)
$650 MM
Public ET
ET Insiders
~89% interest(3)
~11% interest(3)
ET Units, Preferreds
CEQP Units, Preferreds
Energy Transfer LP (ET)
Crestwood Equity Partners LP (CEQP)

(1) Based on August 15, 2023, closing prices and outstanding units (the trading day prior to announcement of the transaction).
(2) As of 7/28/2023, excludes dilutive units.
(3) As of 6/30/2023.

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Key Transaction Highlights Credit Neutrality Driven by All-Equity Deal Immediately Accretive to DCF/Unit Upon Closing Diversified and Complementary Assets Drive $40 MM+ of Annual Operational and Cost Synergies with Future Opportunities for Financial Synergies Long-term (9+ Years) Contracted Portfolio Supported by Diversified, Blue-Chip, and Investment-Grade Counterparties ~85-90% Fee-Based Margin Business While Extending Value Chain in Key Basins Strategic Transaction Allows Energy Transfer to Further Diversify its G&P Business While Meaningfully Reducing Pro Forma Costs

Combination Expected to Benefit All Stakeholders Through Additional Scale & Integration Strategic Rationale & Transaction Expectations CEQP’s substantial processing capacity in the Williston and Delaware basins complements ET’s significant downstream fractionation capacity at Mont Belvieu and hydrocarbon export capability from its Nederland terminal in Texas and its Marcus Hook complex in Philadelphia, Pennsylvania Transaction extends ET’s position in the value chain deeper into the Williston and Delaware basins Entry into the Powder River basin through the acquisition of the premier gathering and processing system in the basin Commercial synergy potential from the combination of CEQP’s Storage and Logistics business and ET’s NGL & Refined Products and Crude Oil assets Attractive portfolio of accretive organic growth opportunities around CEQP’s footprint via new producer drilling and completion activity and numerous private bolt-on / acquisition opportunities around existing regional footprints Combination with ET allows for full realization of opportunities via larger balance sheet and more liquid equity currency Considerable operational and cost synergies across CEQP’s total annual cost base of ~$300 MM with opportunities for material reduction upon integration into ET Complementary asset footprints and operational scale in the Delaware and Williston basins offer substantial synergy realization potential Optimization of CEQP’s capital structure utilizing ET’s investment-grade balance sheet offers opportunity to refinance existing debt at a lower cost of capital Expect $40 MM Annual Run-Rate of Cost Synergies Before Additional Benefits of Financial and Commercial Opportunities

Expected Compelling Value Proposition for CEQP Unitholders

Transaction designed to maximize long-term value for CEQP unitholders while substantially de-risking status quo operations

Ownership in a Significantly Larger & More Diverse MLP	• Pro forma Enterprise Value ~$108 Bn[1], Adjusted EBITDA ~$14 Bn[2] • Fully-integrated, wellhead to water asset base that includes significant NGL fractionation, hydrocarbon export capabilities, natural gas intrastate and interstate transportation and storage, crude oil, NGL and refined product transportation and terminalling facilities, as well as LNG facilities • Cash flow supported by significant take-or-pay contracts and diversification by product, service offering, and customer
Distribution Accretion & Value Upside	• ET targeting distribution per unit growth rate of 3-5% per year; expected to be distribution accretive to CEQP unitholders immediately upon closing in 2024+ • Significant value upside with execution of ET's business plan
Backlog of Growth Opportunities	• Enhances CEQP growth outlook through combining G&P operations into ET's fully integrated asset base spanning the full midstream value chain • Attractive backlog of growth capital projects that includes expansions of fractionation capacity, LPG facilities and gathering systems
Strong Balance Sheet	• Investment grade balance sheet (BBB-/Baa3) with positive outlooks from all three ratings agencies • Opportunities to enhance capital structure through debt and preferred equity refinancing synergies available with ET's lower cost of capital

(1) Based on August 15, 2023, closing prices and outstanding units (the trading day prior to announcement of the transaction).
(2) Reflects the mid-points of ET and CEQP's Adjusted EBITDA guidance ranges for 2023.

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Diversified MLP with Significant Scale

By combining CEQP & ET's premier midstream operations, CEQP unitholders are expected to benefit from substantially increased scale & cash flow diversification

Combined Asset Footprint



ET
Pipelines
Fractionator
Terminals
Major Terminals
Processing
Treating
Storage
CEQP
Pipelines
Processing Plants
Compression Station
Trucking
Rail
Pipeline Connection
Storage

Enterprise Value ($ Bn)(1)



$7
CEQP
$108
Pro Forma ET

2023E Adj. EBITDA ($ Bn)(2)



$0.8
CEQP
$14.1
Pro Forma ET

Cash Flow Mix(3)



G&P / Midstream
Storage/Logistics NGL/Refined Product
Natural Gas Transportation
Crude Oil
Other Assets(4)
CEQP
12%
88%
Pro Forma ET
11%
26%
20%
20%
23%

(1) Based on August 15, 2023, closing prices and outstanding units (the trading day prior to announcement of the transaction).
(2) CEQP and ET reflects mid-point of 2023 Adjusted EBITDA guidance.
(3) Reflects 2023E guidance for CEQP and Q2 2023 annualized actuals for ET.
(4) Includes investment in SUN, USAC and other unallocated cash flows.

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Substantial Value Upside Potential with ET Units

De-risking CEQP's status quo business outlook while providing significant value upside potential

Illustrative ET Unit Price(1)



% Uplift:
>30%
>80%
$12.56
~$17
~$24
SQ ET
ET Median Price Target(3)
ET Peer Median Trading Multiple(4)

Implied CEQP Unit Price(1,2)



% Uplift:
>30%
>80%
$26.19
~$35
~$49
SQ CEQP
ET Median Price Target(3)
ET Peer Median Trading Multiple(4)

(1) Based on August 15, 2023, closing prices (the trading day prior to announcement of the transaction).
(2) Illustrative CEQP unit price shown pro forma for 2.07 exchange ratio.
(3) Represents ET's median Wall Street Research Analyst price target per Bloomberg.
(4) Peers include ENB, EPD, KMI, MPLX, OKE, and WMB.

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Distribution Accretion & Balance Sheet Strength CEQP unitholders to immediately benefit upon closing from ET’s 3-5% target annual distribution growth rate & investment grade balance sheet Enhanced Financial Strength CEQP status quo capital allocation priorities focused exclusively on debt reduction Transaction exchanges CEQP common units into ET units with strong investment grade rating with positive outlooks from all credit rating agencies Provides opportunity for CEQP unitholders to receive accelerated distribution growth vs status quo; ET has publicly guided to 3-5% annual distribution growth rate ET has a significantly lower cost of capital compared to CEQP providing refinancing opportunities for CEQP's near-term maturities $1.1 Bn of CEQP senior notes maturing in next 5 years Opportunity for optimal refinancings of preferred units in the next 2 years DPU Growth Impact to CEQP Unitholders Distribution accretive to CEQP unitholders immediately upon closing in 2024+

Enhanced scale, asset diversification, and value chain integration provides greater stability through commodity and industry cycles Focused on unitholder returns with a target annual distribution per unit growth rate of 3-5%, with further upside through valuation re-rate Investment grade balance sheet provides pro forma partnership with advantaged cost of capital Highly visible growth driven by a backlog of >$2 Bn of infrastructure projects levered to strong fundamentals for upstream development and LNG export demand Transaction enables significant synergy opportunities across cost, financial, and commercial areas Combination Expected to Maximize Long-Term Value for CEPQ Unitholders